NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Caterpillar Inc.

NAME OF PERSON RELYING ON EXEMPTION: General Board of Pension and Health Benefits of The United Methodist Church, Incorporated in Illinois d/b/a Wespath Benefits and Investments

ADDRESS OF PERSON RELYING ON EXEMPTION: 1901 Chestnut Ave, Glenview, IL 60025

To:	Caterpillar Inc. Shareholders
Subject:	2023 Proxy Statement—Item No. 8: Report on Activities in Conflict-Affected and High-Risk Areas (CAHRA)
Date:	June 14, 2023
Contact:	Jake Barnett, Director of Sustainable Investment Stewardship, Wespath Benefits and Investments, jbarnett@wespath.org

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.

Wespath Benefits and Investments urge shareholders to vote FOR Proxy Item No. 8, Report on Activities in Conflict-Affected Areas (CAHRA). The proposal will be voted on at the June 14, 2023 Annual Meeting of Caterpillar, Inc. (“Company”).

Resolved

Shareholders request that Caterpillar commission an independent third-party report, at reasonable expense and excluding proprietary information, assessing the effectiveness of the Company’s due diligence process in determining if its operations or customers’ use of its products contribute to violations of its Code of Conduct (CoC) and Human Rights Policy (HRP).

Filers of this resolution are requesting additional transparency concerning how the Company manages potential misalignment between its operations and customers’ use of its products with its CoC1 and HRP2 in certain CAHRA.3 As long-term shareholders concerned with material legal, reputational, and financial risks to the Company, we find the current disclosure insufficient. These concerns include the ability of shareholders to examine the adequacy of Caterpillar’s implementation of human rights-related risk prevention and mitigation measures compared to its stated commitments and disclosures.

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1 Our Values in Action: Caterpillar’s Code of Conduct, Caterpillar, 2019, https://s7d2.scene7.com/is/content/Caterpillar/CM20190326-783ea-8cfad?_ga=2.223665176.221245779.1677263922-179433358.1677263922 (accessed February 24, 2023).

2 Human Rights Policy and Values in Action, Caterpillar, 2023, https://www.caterpillar.com/en/company/governance/political-engagement/human-rights.html (accessed February 24, 2023).

3 “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition,” OECD Publishing, March 20, 2013, http://dx.doi.org/10.1787/9789264185050-en (accessed February 24, 2023).

CAT Exposed to Material Risks Related to CAHRA

Caterpillar’s practices expose it to numerous heightened material human rights risks — legal,4 reputational5 and financial.6 These risks emanate from operations, usage of equipment, and/or supply chain relationships with:

●	States and state-affiliated companies violating international humanitarian law (IHL) and international human rights law (IHRL) - Russia,[7] Belarus,[8] Xinjiang Uyghur Autonomous Region of China [XUAR],[9] Occupied Palestinian Territories (OPT),[10,11] and Western Sahara;[12]
●	Companies involved in conflict financing - Myanmar.[13]

Over the years, human rights risks and corresponding material risks associated with Caterpillar’s operations and its customers’ misuse of its products in CAHRA have been communicated through previous shareholder resolutions and proxy memos,14,15 mainstream media,161718 and civil society reports.1920 U.S. government congressional research also cites alleged misuse of Caterpillar’s products.21

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4 Victoria Riello and Larissa Furtwengler, “Corporate Criminal Liability for International Crimes: France and Sweden are Poised to Take Historic Steps Forward,” Just Security, September 6, 2021, https://www.justsecurity.org/78097/corporate-criminal-liability-for-human-rights-violations-france-and-sweden-are-poised-to-take-historic-steps-forward/ (accessed February 24, 2023).

5 “Adani Ports falls 2% after Nordic fund KLP divests from Myanmar project over links to military,” Money Control, June 23, 2021, https://www.moneycontrol.com/news/business/stocks/adani-ports-falls-2-after-nordic-fund-klp-divests-myanmar-project-over-links-to-military-7075281.html (accessed February 24, 2023).

6 Che Pan, “Huawei says US sanctions cause US$30 billion annual loss in its smartphone business,” South China Morning Post, September 24, 2021, https://www.scmp.com/tech/tech-war/article/3150036/huawei-says-us-sanctions-cause-us30-billion-loss-its-handset-revenue (accessed February 24, 202).

7 Joe Deaux, “Caterpillar Quietly Uses Russia as Shipping Route After Pullback,” Bloomberg, March 15, 2022, https://www.bloomberg.com/news/articles/2022-03-15/caterpillar-still-ships-through-russia-after-halting-production#:~:text=Caterpillar%20Inc.%20continues%20to%20use,already%2Dfragile%20global%20supply%20chains (accessed February 24, 2023).

8 “Belarusian activists urge companies engaged with Belarus Government to take immediate action in response to ongoing human rights violations, incl. Company responses,” Business & Human Rights Resource Centre, May 31, 2021, https://www.business-humanrights.org/en/latest-news/belarusian-diaspora-urges-companies-engaged-with-belarus-govt-to-take-immediate-action-in-response-to-ongoing-human-rights-violations-incl-Company-responses/ (accessed February 24, 2023).

9 Bethany Allen-Ebrahimian, “Exclusive: Caterpillar sourced clothes from Xinjiang factory involved in coercive labor,” Axios, June 30, 2020, https://www.axios.com/caterpillar-xinjiang-uighur-labor-a6ec73df-b75e-4aea-ae76-cc8182ad6a3c.html (accessed January 23, 2023).

10 Sarah Leah Whitson, “Human Rights Watch Letter to Caterpillar, Inc.,” Human Rights Watch, October 28, 2004, https://www.hrw.org/news/2004/10/28/human-rights-watch-letter-caterpillar-inc (accessed February 24, 2023).

11 “Israel & Occupied Palestinian Territories Report,” Amnesty International, 2021, https://www.amnesty.org/en/location/middle-east-and-north-africa/israel-and-occupied-palestinian-territories/report-israel-and-occupied-palestinian-territories/ (accessed February 24, 2023).

12 “Caterpillar trucks carry conflict minerals,” Western Sahara Resource Watch, May 7, 2020, https://wsrw.org/en/archive/4380 (accessed February 24, 2023).

13 Therese Sjöström Jaekel, “Still Overlooked: Communities affected by jade mining operations in Myanmar, and the responsibilities of companies providing machinery,” Swedwatch, June 10, 2020, https://swedwatch.org/wp-content/uploads/2020/06/97_Myanmar_200610_uppslag_NY.pdf (accessed February 24, 2023).

14 Chirag Acharya, “Wespath Files Shareholder Resolution Asking Caterpillar to Address Human Rights Risks,” Wespath Institutional Investments, June 6, 2022, https://www.wespath.com/Investor-Resources/Blog/0040 (accessed February 24, 2023).

15 “The Domestic and Foreign Missionary Society of the Protestant Episcopal Church Submits a Shareholder Proposal to Caterpillar Inc.,” MarketScreener, April 26, 2019, https://www.marketscreener.com/quote/stock/CATERPILLAR-INC-4817/news/The-Domestic-and-Foreign-Missionary-Society-of-the-Protestant-Episcopal-Church-Submits-a-Shareholder-34328310/ (accessed Febuary 24, 2023).

16 Ana Swanson, “U.S. Restricts Chinese Apparel and Tech Products, Citing Forced Labor,” The New York Times, September 14, 2020, https://www.nytimes.com/2020/09/14/business/economy/us-china-forced-labor-imports.html (accessed February 24, 2023).

17 Joe Deaux, “Caterpillar Quietly Uses Russia as Shipping Route After Pullback,” Bloomberg, March 15, 2022, https://www.bloomberg.com/news/articles/2022-03-15/caterpillar-still-ships-through-russia-after-halting-production#:~:text=Regional%20Breakdown&text=Caterpillar%20stopped%20shipping%20parts%20and,store%20overflow%2C%20the%20person%20said (accessed February 24, 2023).

18 Antoine Gara, “Caterpillar's Headquarters Raided By Federal Authorities Including The DoJ And IRS,” Forbes, https://www.forbes.com/sites/antoinegara/2017/03/02/caterpillars-headquarters-raided-by-federal-authorities-including-doj-and-irs/?sh=7f5579526f3a (accessed February 24, 2023).

19 Sarah Leah Whitson, “Human Rights Watch Letter to Caterpillar, Inc.,” Human Rights Watch, October 28, 2004, https://www.hrw.org/news/2004/10/28/human-rights-watch-letter-caterpillar-inc (accessed February 24, 2023).

20 “Mining machinery sales in Myanmar may be aggravating human rights abuses,” Swedwatch, June 10, 2020, https://swedwatch.org/publication/mining-machinery-sales-in-myanmar-may-be-aggravating-human-rights-abuses/ (accessed February 24, 2023).

21 “U.S. Foreign Aid to Israel,” Congressional Research Service, February 18, 2022, https://sgp.fas.org/crs/mideast/RL33222.pdf (accessed February 24, 2023).

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Material Risks and Lackluster Response

If the Company has implemented any responsive measures aligned with the HRP or CoC, they have not communicated this adequately to shareholders. An example of the company’s insufficient responsiveness to material stakeholder concerns is their 40 percent response rate to the Business & Human Rights Resource Centre (BHRRC).22 The “Company Response Mechanism” process developed by BHRRC is a source of transparency for investors and other stakeholders that elevates concerns from civil society to corporate attention so a company can then address or clarify their position related to these concerns. Example topics of inquiry that highlighted material risk and did not receive robust response from Caterpillar include:

●	XUAR: Reports indicated in July 2020 that Summit Resource International, the exclusive wholesaler for Caterpillar-branded men and women’s retail clothing, received “tens of thousands of pounds” of Caterpillar Triton jackets and Trademark trousers from two Chinese garment companies involved in a governmental forced labor program targeting the minority Uyghur community.[23] The Company’s Slavery and Human Trafficking Statement[24] commits to assessing impacts across their supply chain from forced labor, and the Company’s HRP[25] states they “do not condone and strive to eliminate all forms of forced labor.” We have not seen a Company response on how they are addressing this reported misalignment between policy and practice.

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22 Business & Human Rights Resource Centre, Caterpillar, 2022, https://www.business-humanrights.org/en/companies/caterpillar/ (accessed February 24, 2023).

23 Bethany Allen-Ebrahimian , “Exclusive: Caterpillar sourced clothes from Xinjiang factory involved in coercive labor,” Axios, June 30, 2020, https://www.axios.com/caterpillar-xinjiang-uighur-labor-a6ec73df-b75e-4aea-ae76-cc8182ad6a3c.html (accessed on February 24, 2023).

24 “Slavery and Human Trafficking Statement,” Caterpillar, https://s7d2.scene7.com/is/content/Caterpillar/CM20180625-31685-62307?&_ga=2.232520285.331326139.1648731615-1656191684.1645463976 (accessed on February 24, 2023).

25 “Human Rights,” Caterpillar, (accessed on February 24, 2023).

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●	Myanmar: In 2018 and 2020, Swedwatch, an independent non-profit organization that reports on business relations in developing countries, reported on the use of the Company’s machinery in the jade mining industry in Kachin State.2627 Kachin state is the site of 90 percent of the world’s jade supply and is impacted by an ongoing decades-long civil war. Swedwatch details the human rights risks associated with jade mining, which includes deaths from landslides, loss of land and livelihoods, drug abuse, and commercial sexual abuse of women and girls. The report also outlines the complicit role played by Myan Shwe Pyi Tractors Limited (MSP CAT), which describes itself as Myanmar’s “premier Caterpillar dealership.” Swedwatch also provides details concerning MSP CAT’s ties to a U.S.-sanctioned narcotics kingpin.[28] We have not seen a Company response to these reports.

●	OPT and Western Sahara: Based on IHL, occupying powers like Israel and Morocco may not appropriate or destroy property, and/or exploit natural resources in occupied territories, except in the case of military necessity or with the consent of the occupied populations and for their exclusive benefit.[29] Caterpillar may be at risk of contributing to violations of IHL due to use of the Company’s products by the Israel Defense Forces for the demolition of Palestinian houses, villages, infrastructure and agricultural land.[30] Similar risk exists for use of products by Moroccan state-owned Office Chérifien des Phosphates (OCP Group) for the extraction of phosphate from Western Sahara.[31] Despite decades-long engagement from investors and civil society concerning human rights risks in the OPT and more recently concerning Western Sahara, the Company’s response has not provided further detail on how it manages risk beyond referencing its contract with the U.S. government to provide D9 bulldozers to the Israeli government.

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26 Therese Sjöström, “Overlooked and Undermined: Communities affected by jade mining operations in Myanmar, and the responsibilities of companies providing machinery,” Swedwatch, June 20, 2018, https://swedwatch.org/wp-content/uploads/2018/06/91_Myanmar_FINAL_uppslag_180618.pdf (accessed on February 24, 2023).

27 Therese Sjöström, “STILL OVERLOOKED: Communities affected by jade mining operations in Myanmar, and the responsibilities of companies providing machinery,” Swedwatch, June 10, 2020, https://swedwatch.org/wp-content/uploads/2018/06/91_Myanmar_FINAL_uppslag_180618.pdf (accessed on February 24, 2023).

28 Therese Sjöström, “Overlooked and Undermined: Communities affected by jade mining operations in Myanmar, and the responsibilities of companies providing machinery,” Swedwatch, June 20, 2018, https://swedwatch.org/wp-content/uploads/2018/06/91_Myanmar_FINAL_uppslag_180618.pdf (accessed on February 24, 2023).

29 Occupation and international humanitarian law: questions and answers, International Committee of the Red Cross, August 8, 2004, https://www.icrc.org/en/doc/resources/documents/misc/634kfc.htm (accessed on February 24, 2023).

30 “Caterpillar,” Who Profits, 2020, https://whoprofits.org/Company/caterpillar/ (accessed on February 24, 2023).

31 “Caterpillar trucks carry conflict minerals,” Western Sahara Resource Watch, May 7, 2020, https://wsrw.org/en/archive/4380 (access on February 24, 2023).

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●	Russian Federation: In September 2022, President Vladimir Putin ordered a ‘partial mobilization,’ requiring all public and private organizations in Russia to assist in the conscription of eligible employees and provide material support to the war effort upon demand of the internationally sanctioned Russian military. Caterpillar risks involvement in mobilization efforts through its subsidiaries and distributors, including Caterpillar Eurasia, Caterpillar Tosno, and Caterpillar Distribution, and continues operations in Russia. Caterpillar Eurasia conducted transactions with the U.S.-sanctioned Federal Security Service of Russia (FSB) as recently as the second quarter of 2021, and according to the Company, “plans to continue such activities as long as it remains lawful to do so.”[32] According to news reports, the Company also continues to use Russia as a supply chain route for parts and equipment related to construction, mining, and oil and gas.[33]

Based on the examples above, our analysis is that CAT’s responses and risk-mitigation are inadequate for management of risk and misaligned with the company’s stated practices and policies.

Perceived Misalignment with Policies and Lagging Peers

We acknowledge Caterpillar adopted a Supplier Code of Conduct (SCoC) and a Human Rights Policy incorporating elements of internationally recognized human rights standards, including the Universal Declaration of Human Rights and UN Guiding Principles on Business and Human Rights (UNGPs). Further, we recognize that the Company made preliminary progress in advancing their risk identification efforts in 2015 by conducting an impact assessment that identified nine salient human rights issues.34 They also included human rights-related questions in its SCoC self-assessment process.35

However, the company has not followed these initial steps with adequate implementation based on information available to shareholders. Those steps would include further disclosure, monitoring, or prevention/mitigation of risks that would assure shareholders that the Company is meeting its internal policy commitments, its responsibility to govern human rights risk on behalf of shareholders, and its responsibilities under international human rights instruments. Specifically, our analysis finds that Caterpillar has not adequately:

●	Reported on measures the Company has taken to prevent risks associated with sanctions violations due to business relationships with rights-violating regimes (e.g., Iran, Syria, Sudan) and how such measures are currently being applied in Russia following its unlawful invasion of Ukraine;

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32 “Annual Report 2021,” Caterpillar, 2021, https://s7d2.scene7.com/is/content/Caterpillar/CM20220429-5abae-1adc1?_ga=2.203288594.2090560308.1674511635-840214238.1670859569 (accessed February 24, 2023).

33 “Caterpillar continues to use Russian rail for shipments - Bloomberg News,” Reuters, March 15, 2022, https://www.reuters.com/article/ukraine-crisis-caterpillar/caterpillar-continues-to-use-russian-rail-for-shipments-bloomberg-news-idUSL3N2VI3RX (accessed February 24, 2023).

34 “2016 Sustainability Report,” Caterpillar, 2016, https://s7d2.scene7.com/is/content/Caterpillar/CM20180502-32029-35458?_ga=2.269009201.1745478177.1674222806-840214238.1670859569 (accessed February 24, 2023).

35 “Supplier Code of Conduct,” Caterpillar, https://www.caterpillar.com/en/Company/working-together/suppliers/supplier-conduct.html (accessed February 24, 2023).

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●	Developed and implemented additional measures to conduct heightened due diligence in CAHRA as called for by the UNGPs and in line with its industry peers, including John Deere’s human rights risk-based assessments,[36] Komatsu’s HRDD process,[37] and Volvo’s responsible sales policy.[38]
●	Reported on progress in addressing the nine salient human rights issues originally identified in the Company’s 2016 Sustainability Report; or
●	Disclosed general or specific findings on human rights from its suppliers’ self-assessments.

Caterpillar is also lagging industry peers that have adopted policies and practices to help mitigate human rights and material risks. Notable examples include John Deere’s human rights risk-based and supply chain sustainability assessments and employee training,39 Komatsu’s human rights due diligence process,40 and Volvo’s responsible sales policy.41 Volvo and John Deere have also suspended all operations in Russia. The Kyiv School of Economics’ leave-russia.org website notes that John Deere and Volvo Group decided to “leave” Russia while categorizing Caterpillar as “wait” and MaK Caterpillar as “stay.”42 We believe these peer companies each demonstrate better policies related to potential violations of international humanitarian law and human rights in CAHRA when compared to Caterpillar’s current practices.

Risks are Material and Have Potential to Grow

Shareholders in Caterpillar require additional transparency and disclosure as governments increasingly recognize the need for non-financial reporting on risk exposure, as evidenced by the European Commission on corporate due diligence and the U.S. Securities and Exchange Commission’s Climate and ESG Task Force in the Division of Enforcement. The U.S. Departments of State, Commerce, Homeland Security, Labor, the Treasury, and the Office of the U.S. Trade Representative issued business advisories concerning risks in several of the CAHRA where Caterpillar operates, especially those associated with gems and precious mineral mining in Myanmar and forced labor in supply chains in XUAR.4344

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36 “Support of Human Rights in Our Business Practices,” John Deere, 2022, https://s22.q4cdn.com/253594569/files/doc_downloads/support/Support-of-Human-Rights-in-Our-Business-Practices_2021.pdf (accessed February 24, 2023).

37 “Human Rights Policy,” Komatsu, 2022, https://www.komatsu.jp/en/ir/library/annual/pdf/annual_06b.pdf , (accessed February 24, 2023).

38 “Responsible Sales,” Volvo, 2022, https://www.volvogroup.com/en/sustainability/social-responsibility/business-ethics/responsible-sales.html (accessed February 24, 2023).

39 “Support of Human Rights in Our Business Practices,” John Deere, 2022, https://s22.q4cdn.com/253594569/files/doc_downloads/support/Support-of-Human-Rights-in-Our-Business-Practices_2021.pdf (accessed February 24, 2023).

40 “Human Rights Policy,” Komatsu, 2022, https://www.komatsu.jp/en/ir/library/annual/pdf/annual_06b.pdf , (accessed February 24, 2023).

41 “Responsible Sales,” Volvo, 2022, https://www.volvogroup.com/en/sustainability/social-responsibility/business-ethics/responsible-sales.html (accessed February 24, 202).

42 “Stop Doing Business with Russia,” KSE Institute, 2023, www.leave-russia.org , (access February 24, 2023).

43 “Business Advisory for Burma,” U.S. Department of State, January 26, 2022, https://www.state.gov/business-advisory-for-burma/ (accessed February 24, 2023).

44 “Updated Xinjiang Supply Chain Business Advisory,” U.S. Department of State, July 13, 2021, https://www.state.gov/xinjiang-supply-chain-business-advisory/ (accessed February 24, 2023).

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Investors also have growing concern with the human rights and material risks associated with business operations and relationships in CAHRA. In its annual survey, US SIF found that among institutional investors with over $6 trillion in assets under management, “conflict risk” was the second most important environmental, social and governance (ESG) criteria to consider when making socially responsible investment decisions.45 Further, the public investor statements on the crises in Ukraine,46 Myanmar,47 and XUAR, China48 collectively garnered signatures from hundreds of institutional investors with over $11 trillion assets under management.

Heightened government and investor attention to ESG issues, and human rights specifically, raises risks for companies like Caterpillar that operate in CAHRA without providing strong disclosure and transparency relating to their risk mitigation practices.

In closing, without a report that analyzes the Company’s increased human rights risks, other material risks specific to operating in CAHRA, and details what policies and practices are in place to manage said risks, investors cannot assess the Company’s adherence to its HRP, CoC, and Slavery and Human Trafficking Statement, its alignment with the UNGPs, and the extent to which it is exposed to heightened legal, reputational, and financial risks.

We therefore urge shareholders to vote FOR Item 8.

For further information, please contact Jake Barnett at jbarnett@wespath.org.

THE PURPOSE OF THIS COMMUNICATION IS TO GIVE SHAREHOLDERS INFORMATION FOR WHEN THEY REVIEW WESPATH BENEFITS AND INVESTMENTS’ SHAREHOLDER RESOLUTION. THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, EMAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY WESPATH BENEFITS AND INVESTMENTS.

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45 “2022 Report on US Sustainable Investing Trends,” US SIF, 2022, https://www.ussif.org//Files/Trends/2022/Institutional%20Investors%202022.pdf (accessed February 24, 2023).

46 “Investor Statement on the Crisis in Ukraine,” Business & Human Rights Resource Centre, May 16, 2022, https://media.business-humanrights.org/media/documents/Investor_Statement_on_the_Crisis_in_Ukraine_16_May_2022.pdf (accessed February 24, 2023).

47 “Investor Statement on Human Rights and Business Activities in Myanmar,” Investor Alliance for Human Rights, July 16, 2021, https://investorsforhumanrights.org/sites/default/files/attachments/2021-07/Investor%20Statement%20on%20Human%20Rights%20in%20Myanmar%2016%20July%202021.pdf (accessed February 24, 2023).

48 “Investor Expectations on Human Rights Crisis in the Xinjiang Uyghur Autonomous Region,” Investor Alliance for Human Rights, April 2022, https://investorsforhumanrights.org/sites/default/files/attachments/2022-04/XUAR%20Investor%20Expectations%20Statement%20-%20April%202022.pdf (accessed February 24, 2022).

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